BAKER & McKENZIE

貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 3 2006
WASH, D.C. 199

06012342

March 29, 2006

Our ref: 32002208-000003

By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated January 11, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li / Joyce Yip

Encl.

PROCESSED
APR 10 2006
THOMSON FINANCIAL

dw 4/10

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on March 27, 2006:

1. Announcement re. Annual Results for the Year Ended 31 December 2005, released on March 29, 2006;
2. Announcement re. Resolutions Passed at the Second Board Meeting of 2006, released on March 29, 2006;
3. Article entitled "China Shipping Sees Record Net Income," released on March 29, 2006.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in The People's Republic of China with limited liability)

(Stock Code: 1138)

ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

The board (the "Board") of directors (the "Directors") of China Shipping Development Company Limited (the "Company") is pleased to announce the annual results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2005 (the "Reporting Period"), together with the comparative figures for the year ended 31 December 2004. The Group's annual results have been audited by the Company's international auditors, Ernst & Young (certified public accountants in Hong Kong).

PRINCIPAL FINANCIAL DATA AND STATISTICS HIGHLIGHTS

The annual results of the Group for the Reporting Period have been audited by Ernst & Young, compared with those for the year ended 31 December 2004, and are as follows:

CONSOLIDATED INCOME STATEMENT

Items	Notes	For the year ended 31 December 2005 Rmb'000	2004 Rmb'000 (Restated)
Revenue	4	8,515,191	6,452,479
Operating costs		(5,155,273)	(4,017,284)
Gross profit		3,359,918	2,435,195
Other income and gains		266,186	212,944
Administrative expenses		(253,295)	(237,654)
Other expenses		(90,699)	(150,182)
Finance costs		(135,593)	(106,012)
PROFIT BEFORE TAX		3,146,517	2,154,291
Tax	5	(452,639)	(308,674)
PROFIT FOR THE YEAR		2,693,878	1,845,617
Attributable to:			
Equity holders of the parent		2,691,200	1,844,527
Minority interests		2,678	1,090
		2,693,878	1,845,617
DIVIDENDS			
Proposed final	6	997,800	498,900
Earnings per share attributable to ordinary equity holders of the parent	7	80.91 cents	55.46 cents

CONSOLIDATED BALANCE SHEET

	Note	As of 31 December 2005 Rmb'000	2004 Rmb'000 (Restated)
NON-CURRENT ASSETS			
Property, plant and equipment		11,468,121	9,738,048
Available-for-sale equity investment/long term investment		4,000	4,000
Deferred staff expenditure		58,117	70,901
Deferred tax assets		20,795	20,860
Negative goodwill		-	(1,386)
Total non-current assets		11,551,033	9,832,423
CURRENT ASSETS			
Bunker oil inventories		266,701	146,252
Trade and bills receivables		227,913	157,205
Prepayments, deposits and other receivables		163,783	270,078
Cash and cash equivalents		1,177,927	1,312,646
Total current assets		1,836,324	1,886,181
CURRENT LIABILITIES			
Trade payables		216,888	165,008
Tax payable		41,417	44,449
Other payables and accruals		519,315	503,405
Current portion of interest-bearing bank and other borrowings, and finance lease payables		295,641	410,109
Total current liabilities		1,073,261	1,122,971
NET CURRENT ASSETS		763,063	763,210
TOTAL ASSETS LESS CURRENT LIABILITIES		12,314,096	10,595,633
NON-CURRENT LIABILITIES			
Interest-bearing bank and other borrowings, and finance lease payables		1,440,406	1,924,262
Total non-current liabilities		1,440,406	1,924,262
Net assets		10,873,690	8,671,371
EQUITY			
Equity attributable to equity holders of the parent			
Issued capital		3,326,000	3,326,000
Reserves		6,524,921	4,834,180
Proposed final dividend	6	997,800	498,900
		10,848,721	8,659,080
Minority interests		24,969	12,291
Total equity		10,873,690	8,671,371

Differences in financial statements prepared under the HK GAAP and PRC GAAP

The Group has prepared a separate set of financial statements for the year ended 31 December 2005 in accordance with accounting principles generally accepted in the PRC ("PRC GAAP"). The major differences between the financial statements prepared under PRC GAAP and those under HK GAAP are as follows:

	2005 Rmb'000	2004 Rmb'000
Net profit for the year attributable to equity holders of the parent under HK GAAP	2,691,200	1,844,527
Adjustments for depreciation, gain on disposal of vessels and deferred staff expenditure, etc.	23,023	47,547
Net profit for the year attributable to equity holders of the parent under PRC GAAP	2,714,223	1,892,074
Equity attributable to equity holders of the parent under HK GAAP	10,848,721	8,659,080
Adjustments for revaluation surplus, depreciation, gain on disposal of vessels and deferred staff expenditure, etc.	(137,497)	(134,783)
Equity attributable to equity holders of the parent under PRC GAAP	10,711,224	8,524,297

Notes:

1.1 BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants and accounting principles generally accepted in Hong Kong (collectively referred to as "HKGAAP") and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the measurement of certain items of property, plant and equipment and unlisted equity investments, which have been measured at fair value. These financial statements are presented in Renminbi ("Rmb") and all values are rounded to the nearest thousand except when otherwise indicated.

1.2 BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2005. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

2. IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The following new and revised HKFRSs affect the Group and are adopted for the first time for current year's financial statements:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 11	Construction Contracts
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 20	Accounting for Government Grants and Disclosure of Government Assistance
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 Amendment	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS 40	Investment Property
HKFRS 2	Share-based Payment
HKFRS 3	Business Combination
HKFRS 5	Non-current Assets Held for Sale and Discontinued Operations
HK(SIC)-Int 21	Income Taxes - Recovery of Revalued Non-depreciable Assets
HK-Int 4	Leases - Determination of the Length of Lease Term in respect of Hong Kong Land Leases

The adoption of HKASs 2, 7, 8, 10, 11, 12, 14, 17, 18, 19, 20, 21, 23, 24, 27, 28, 33, 37, 38, 40, HKFRS 2, 5, HK(SIC)-Int 21 and HK-Int 4 has had no material impact on the accounting policies of the Group and the Company and the methods of computation in the Group's and the Company's financial statements.

HKAS 1 has affected the presentation of minority interests on the face of the consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity and other disclosures. In addition, in prior periods, the Group's share of tax attributable to jointly-controlled entities was presented as a component of the Group's total tax charge in the consolidated income statement. Upon the adoption of HKAS 1, the Group's share of the post-acquisition results of jointly-controlled entities is presented net of the Group's share of tax attributable to jointly-controlled entities.

The impact of adopting the other HKFRSs is summarised as follows:

(a) HKAS 32 and HKAS 39 — Financial Instruments

Equity securities

In prior years, the Group classified its investments in equity securities as long term investments, which were held for non-trading purposes and were stated at their fair values on an individual basis with gains and losses recognised as movements in the investment revaluation reserve. Upon the adoption of HKAS 39, these securities held by the Group at 1 January 2005 in the amount of Rmb4,000,000 are designated as available-for-sale investments under the transitional provisions of HKAS 39 and accordingly are stated at fair value with gains or losses being recognised as a separate component of equity until subsequent derecognition or impairment.

The adoption of HKAS 39 has not resulted in any change in the measurement of these equity securities.

(b) HKFRS 3 — Business Combinations and HKAS 36 — Impairment of Assets

In prior years, goodwill arising on acquisitions was capitalised and amortised on the straight-line basis over its estimated useful life and was subject to impairment testing when there was any indication of impairment. Negative goodwill was carried in the balance sheet and was recognised in the consolidated income statement on a systematic basis over the remaining average useful life of the acquired depreciable/amortisable assets, except to the extent it related to expectations of future losses and expenses that were identified in the acquisition plan and that could be measured reliably, in which case, it was recognised as income in the consolidated income statement when the future losses and expenses were recognised.

The adoption of HKFRS 3 and HKAS 36 has resulted in the Group ceasing annual goodwill amortisation and commencing testing for impairment at the cash-generating unit level annually (or more frequently if events or changes in circumstances indicate that the carrying value may be impaired).

Any excess of the Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of acquisition of subsidiaries (previously referred to as negative goodwill), after reassessment, is recognised immediately in the income statement.

The transitional provisions of HKFRS 3 have required the Group to eliminate at 1 January 2005 the carrying amounts of negative goodwill against retained profits.

The effects of the above changes are reflected in consolidated summary statement of changes in equity. In accordance with the transitional provisions of HKFRS 3, comparative amounts have not been restated.

(c) HKAS 31 — Interests in Joint Ventures

Upon the adoption of HKAS 31, the Group is allowed to adopt the proportionate consolidation method for investments in jointly-controlled entities. The Group has determined to change the accounting policy for investments in jointly-controlled entities from the equity method to proportionate consolidation. Such change in accounting policy was accounted for retrospectively and involved recognising a proportionate share of the jointly-controlled entities' assets, liabilities, income and expenses into similar items in the consolidated financial statements on a line-by-line basis. However, such treatment had no impact on the Group's net profit for the year ended 31 December 2005 and the net assets as of 31 December 2005.

(d) HKAS16 — Property, Plant and Equipment

In prior years, the costs of a major inspection or overhaul of an item of property, plant and equipment occurring at regular intervals over the useful life of an asset and made to allow the continued use of the asset is recognised as an expense in the period in which it is incurred except when the enterprise has identified as a separate component of the asset an amount representing a major inspection or overhaul and has already depreciated that component to reflect the consumption of benefits which are replaced or restored by the subsequent major inspection or overhaul (whether the asset is carried at historical cost or revalued).

Upon the adoption of HKAS 16, the cost of regular major inspections is recognised in the carrying amount of the item of property, plant and equipment as a replacement regardless of whether parts of the item are replaced. Any remaining carrying amount of the costs of the previous inspection (as distinct from physical parts) is derecognised. This occurs regardless of whether the costs of the previous inspection were identified in the transaction in which the item was acquired or constructed.

The adoption of HKAS 16 has resulted in a change of accounting treatment relating to the allocation of major inspection costs of the Group to the income statement. Costs incurred for a major inspection are capitalised and depreciated over the period to the next estimated major inspection date. When a major inspection takes place prior to the expiry of the depreciation period of the previous inspection costs, the remaining costs of the previous inspection are written off immediately. There is no material impact of the change in accounting treatment on the Group's equity as at 31 December 2005 and the Group's net profit for the year then ended.

P.2

3. IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these financial statements. Unless otherwise stated, these HKFRSs are effective for annual periods beginning on or after 1 January 2006:

HKAS 1 Amendment	Capital Disclosures
HKAS 19 Amendment	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 Amendment	The Fair Value Option
HKAS 39 & HKFRS 4 Amendments	Financial Guarantee Contracts
HKFRSs 1 & 6 Amendments	First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources
HKFRS 6	Exploration for and Evaluation of Mineral Resources
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease
HK(IFRIC)-Int 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
HK(IFRIC)-Int 6	Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment

The HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 will replace HKAS 32 and has modified the disclosure requirements of HKAS 32 relating to financial instruments. This HKFRS shall be applied for annual periods beginning on or after 1 January 2007.

Except as stated above, the Group expects that the adoption of the pronouncements listed above will not have any significant impact on the Group's financial statements in the period of initial application.

4. REVENUE

Revenue represents gross revenue arising from shipping operations, net of business taxes. Pursuant to various tax rules and regulations in the PRC, revenues derived from sea freighting attributable to voyages departing from ports in the PRC and from vessel chartering services are both subject to business tax at a rate of 3%. Business taxes charged to the income statement for the year amounted to Rmb184,952,000 (2004: Rmb147,778,000).

An analysis of revenue is as follows:

	Group 2005 Rmb'000	Group 2004 Rmb'000 (Restated)
Revenue		
Oil shipment	4,604,473	3,673,786
Coal shipment	2,992,241	2,036,748
Other dry bulk shipment	918,477	741,945
	8,515,191	6,452,479

5. TAX

Pursuant to a directive 1998 (250) jointly issued by the Shanghai State Tax Bureau and the Shanghai Bureau of Finance on 8 October 1998, the Company is entitled to a preferential income tax rate of 15% effective from 1 January 1998. Accordingly, PRC income tax of the Company has been provided at the rate of 15% (2004: 15%) on the estimated assessable profits for the year.

No Hong Kong profits tax has been provided as no assessable profits were earned in or derived from Hong Kong during the year (2004: Nil). Taxes on profits assessable elsewhere, if applicable, have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Group 2005 Rmb'000	Group 2004 Rmb'000 (Restated)
Group:		
Current - Hong Kong	-	-
Current - PRC		
Charge for the year	455,370	314,670
Overprovision in prior years	(2,796)	(2,587)
Deferred	65	(3,409)
Total tax charge for the year	452,639	308,674

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for the country in which the Company, its subsidiaries and jointly-controlled entities are domiciled to the tax expense at the effective tax rate, and a reconciliation of the applicable rate (i.e., the statutory tax rate) to the effective tax rate, is as follows:

	2005 Rmb'000	%	2004 Rmb'000 (Restated)	%
Profit before tax	3,146,517		2,154,291	
Tax at the statutory tax rate	471,978	15.0	323,144	15.0
Adjustment in respect of current tax of previous periods	(2,796)	(0.1)	(2,587)	(0.1)
Profits attributable to jointly-controlled entities	(11,505)	(0.4)	(7,731)	(0.4)
Expenses not deductible for tax	12,752	0.4	3,483	0.2
Income not subject to tax	(17,790)	(0.5)	(7,635)	(0.4)
Tax charge at the Group's effective rate	452,639	14.4	308,674	14.3

6. DIVIDENDS

	2005 Rmb'000	2004 Rmb'000
Proposed final — Rmb0.30 (2004: Rmb0.15) per ordinary share	997,800	498,900

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

7. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary equity holders of the parent of Rmb2,691,200,000 (2004: Rmb1,844,527,000) and 3,326,000,000 (2004: 3,326,000,000) shares in issue during the year.

Diluted earnings per share for the years ended 31 December 2004 and 2005 have not been disclosed as no diluting events existed during these years.

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

Review of Operations for 2005

The Company's principal activities consist of investment holding, and the shipment of oil, coal and other dry bulk cargoes along the coast of the People's Republic of China (the "PRC") and internationally.

(1) **Analysis of Shipping Market During the Reporting Period**

The economy of the world sustained a steady improvement in 2005. The trades of international shipping transportation remained flourish, whereas the shipping rate fluctuated significantly. The PRC domestic economy sustained a steady improvement due to the macro-economic control measures adopted by the central government. The GDP growth rate was 9.9%, as compared with 2004.

According to the statistic of the International Energy Association, the global oil demand increased by 1.3% as compared with 2004. On the other hand, the growth rate of the international tanker fleet capacity was 6.9%. The Baltic Dirty Tanker Freight Rate Index ("BDTI") declined 15.9%, as compared with 2004, and the World Scale Index ("WS") for the shipping route from the Middle East to Japan, being one of the freight rate indicators for very large crude oil carriers ("VLCC"), also declined 30.2%.

The international dry bulk cargo transportation market fluctuated significantly in 2005. The all-year average of the Baltic Dry Bulk Freight Rate Index (the "BDI") was 3371 points, representing a decrease of 25.3% as compared with 2004. With the effect of the macro-economic control measures adopted by the central PRC government, the growth rate of the coal demand decreased and some capacity was shifted from international bulk shipping market to domestic coal shipment. As a result, the spot rates for domestic coastal bulk cargo transportation began to fall.

In 2005, due to the devaluation of the US dollar and the unstable political situation in the Middle East, the oil prices in the world remained at a high level, which brought about high costs of the shipping enterprises.

Facing with such changes in both domestic and international shipping market, the Group kept its core focus on oil shipment and domestic coastal thermal coal shipment, readjusted to its operation strategies, and made active arrangement for the shipping routes of the newly added vessels. In 2005, the Group achieved a record high in its operating results.

(2) **Analysis of the Principal Operations of the Group**

The operations of the Group sustained a steady improvement in 2005. The shipping volume of cargo undertaken by the Group was 159.24 billion tonne-nautical miles, representing an increase of 33.2 per cent, as compared with 2004. The total revenue derived from shipment was RMB8.515 billion (after operation tax and supplementary duty), and gross profit was RMB3.360 billion, increasing by 31.96 per cent and 37.97 per cent respectively as compared with 2004. The average gross margin rate was 39.46 per cent, up 1.72 points as compared with 2004. The profit for the year was RMB2.694 billion and the earnings per share was RMB0.8091, representing an increase of 45.89 per cent as compared with 2004.

An analysis of the principal operations in terms of products transported (Unit: RMB'000) is set out as follows:

Description	Revenue	Operating costs	Gross profit margin (%)	Increase/ (decrease) in revenue as compared with the same period of last year (%)	Increase/ (decrease) in operating costs as compared with the same period of last year (%)	Increase/ (decrease) in gross profit margin as compared with the same period of last year (%)
Oil shipment	4,604,473	2,877,578	37.50	25.33	23.87	1.98
Coal shipment	2,992,241	1,854,124	38.04	46.91	36.28	14.58
Other dry bulk shipment	918,477	423,571	53.88	23.79	26.94	(2.09)

An analysis of the principal operations in terms of geographical regions (RMB'000) is set out as follows:

Regions	Revenue	Increase/ (decrease) in revenue as compared with the same period last year (%)
Domestic transportation	5,127,511	26.61
International transportation	3,387,680	41.00

Oil Transportation

Oil transportation has been one of the Group's core businesses and will be the focus for further development. In 2005, facing with the changes in both international and domestic oil shipping market, the Group proactively made adjustments to its transportation structure, increased its efforts in market exploration, and made efforts in overcoming the difficulties arising from the diversion by the commencement of Ningbo-Shanghai-Nanjing pipeline and fluctuations in the rates in the international shipping market. In 2005, the Group achieved favorable economic efficiency. The shipping volume of oil carried by the Group was 80 billion tonne-nautical miles, and the revenue derived from oil shipment was RMB 4,604 million, increasing by 51 per cent and 25.3 per cent respectively as compared with 2004.

For coastal oil shipment in the PRC, the Group, making full use of the increasing opportunities arising from the offshore oil and its superiority on shipping capacity, kept on enhancing communication with China National Offshore Oil Corp ("CNOOC"), so as to stabilise its share in the offshore crude oil shipping market. In 2005, the Group achieved a shipping volume of 10.8 billion tonne-nautical miles of offshore oil, and also achieved a revenue of RMB1,023 million derived from such shipping business, increasing by 11.8 per cent and 12.9 per cent, respectively, as compared with 2004. The Group minimized the adverse impact led by the commencement of Ningbo-Shanghai-Nanjing pipeline. The shipping volume of transshipped crude oil carried by the Group was 4.36 billion tonne-nautical miles, remaining the same level of 2004, and the revenue arising from such shipment was RMB 670 million, declining 12.9 per cent as compared with 2004. The Company also made use of the increasing opportunities arising from demand for domestic product oil, and raised both shipping capacity and shipping rates for such shipment. The Group achieved a shipping volume of 4.32 billion tonne-nautical miles of domestic product oil, and also achieved a revenue of RMB 394 million derived from such shipping business, increasing by 48.4 per cent and 55.5 per cent respectively as compared with 2004.

For shipment of foreign trade oil, facing with the market characteristics of relatively stable shipping rates of medium and small size tankers and significant fluctuations in VLCC shipping rates, the Group's revenue from the shipment of foreign trade oil increased due to improved market research and corresponding measures taken by the Group. In 2005, the revenue derived from international oil shipment of the Group accounted for 54.5 per cent of the total revenue from oil transportation. During the Reporting Period, the Group made substantial efforts to arrange for the shipping routes of the seven newly added oil tankers, and actively expanded the import and export oil shipment and the oil shipment between third world countries, and achieved good operating results in international oil shipment. In 2005, the Group achieved a shipping volume of 60.47 billion tonne-nautical miles of international oil shipping business, and also achieved a revenue of RMB2,510 million from such shipment, increasing by 69.5 per cent and 36.5 per cent, respectively, as compared with 2004. The two newly added VLCC resulted in a revenue of RMB321 million, with gross margin of RMB160 million.

Coal transportation

In 2005, the domestic coal shipping market was characterized with seasonal changes and a downward movement, due to the impact of the macro control policy and the increase in hydro power consumption arising from rainfall abundance. The Group made active adjustment to the allocation of its shipping *capacity according to the cargo supply, and passed on bunker surcharge to its customers for some shipping* routes. In 2005, the economic efficiency of the Group sustained a steady improvement in its domestic coal shipment. The Group achieved a total shipping volume of coal of 56.4 billion tonne-nautical miles, and achieved a revenue of RMB2,992 million derived from coal transportation, increasing by 15.2 per cent and 46.9 per cent respectively as compared with 2004.

Other dry bulk cargo transportation

In 2005, the international bulk transportation market was characterized with downward movement. Nevertheless, as the rental charges were relatively high for the shipment contracts signed by the Company, the revenue from bulk cargo shipment still achieved growth. During the Reporting Period, the Group achieved a total shipping volume of dry bulk cargo of 22.82 billion tonne nautical miles, and a total revenue of RMB918 million from such dry bulk shipment, representing an increase of 15.8 per cent and 23.8 per cent as compared with 2004.

(3) **Operating costs analysis**

The revenue of the Group significantly increased in 2005. On the other hand, as part of the countermeasures against the significant increase in fuel prices, the Group continued to implement its overall control on the operating costs. The total operating costs of the Group were RMB5,155 million, representing an increase of 28.3 per cent as compared with 2004, lower than the growth rate of operating revenue of 32.0 per cent.

The analysis of the principal operating costs are as follows:

a. **Fuel costs**

The high fuel prices led to a high operating cost of the Group. In 2005, the total fuel costs were RMB 1.941 billion, representing an increase of 47.1 per cent as compared with 2004, accounting for 37.6 per cent of the total operating costs of the Group, an increase of 4.8 points as compared with 2004. With the phasing out of the old vessels, and the replacement of the large new vessels, the fuel efficiency further improved. In 2005, the fuel consumption increased by 16.5 per cent, lower than an increase of 30.9 per cent of the shipping volume of cargo carried by the Group. The unit fuel consumption per thousand tonne kilometer fell by 10.8 per cent as compared with 2004.

b. **Port costs**

The Group had a higher domestic trade port fee ratio after the domestic port has implemented the price adjustment plan from August 2005. In 2005, the total port costs of the Group were RMB 483 million, representing an increase of 7.5 per cent as compared with 2004, and accounting for 9.4 per cent of the total operating costs of the Group.

c. **Labour costs**

In 2005, the total labour costs of the Group were RMB 553 million, representing an increase of 17.0 per cent and accounting for 10.7 per cent of the total operating costs of the Group.

d. **Depreciation expenses**

In 2005, 13 new vessels were delivered into operation in succession. The total depreciation expenses were RMB 881 million, representing an increase of 21.9 per cent as compared with 2004, and accounting for 17.1 per cent of the total operating costs of the Group.

e. **Repair and maintenance expenses**

In 2005, the total repair and maintenance expenses were RMB 437 million, representing an increase of 24.7 per cent as compared with 2004, and accounting for 8.5 per cent of the total operating costs of the Group.

P.3

(4) *Financial analysis*

a. **Net cash inflow**

During the Reporting Period, the net cash inflow from operating activities of the Group increased from RMB2,851,188,000 in 2004 to RMB3,677,542,000, representing an increase of 29%. The increase of net cash inflows was mainly due to the increase in principal operations and favourable condition in respect of recovery of funds.

b. **Commitments on capital expenditures**

As at 31 December 2005, the commitments on capital expenditures for the Group amounted to RMB1,982,864,000 (31 December 2004: RMB4,381,222,000). The source of funding was mainly financed by the Company's working capital and bank loans.

c. **Capital structure**

As at 31 December 2005, the shareholders' equity, bank loans and interest-bearing borrowings, and finance leases payable amounted to RMB10,873,690,000, RMB1,579,970,000 and RMB156,077,000 respectively. As at 31 December 2005, the debt-to-equity ratio was 23% (31 December 2004: 35%).

The Board considers that the Group's debt-to-equity ratio is maintained at a reasonable level. There is still room for debt financing with regard to the Group's further development in the future.

d. **Borrowings**

As at 31 December 2005, the Group's total borrowing (excluding finance leases payable) was RMB1,579,970,000, all of which was bank loans. Borrowings repayable within one year amounted to RMB233,225,000. Bank loans amounting to RMB1,579,970,000 were pledged by 19 vessels owned by the Company. As at 31 December 2005, the total net book value of such vessels was RMB2,249,791,000. Interests of the above loans were calculated at the annual rate from 5.184% to 6.12%. The Group's gearing ratio was 18.8%, calculated by dividing total liabilities over total assets of the Group.

e. **Risk on foreign currency**

As at 31 December 2005, the Group's foreign exchange liabilities mainly comprised of finance lease rental payable in EURO dollars equivalent to approximately RMB64,979,000. In addition, the Company would pay dividend of H shares in Hong Kong dollars.

The Group's revenue from foreign shipment is denominated and translated into US dollars. Given the increasing significance of the Group's international shipping business, changes in exchange rate would have certain impacts on the Group's profitability. Therefore, in respect of the changes in exchange rate, the Group will study the impact of exchange rate mechanism on shipping enterprises. It will also implement effective measures proactively to minimise exchange risks.

f. **Administrative expenses**

In 2005, the total administrative expenses of the Group were RMB253 million, increasing by 6.6 per cent as compared with 2004.

g. **Finance expenses**

In 2005, the total finance expenses of the Group were RMB 136 million, increasing by 27.9 per cent as compared with 2004.

Disposal of assets (Unit: Rmb'000)

Assets sold	Time of Disposal	Price of Disposal	Profit arising from disposal of assets	Connected transaction (Yes/No)	Pricing Policy
Daqing 218	26 February 2005 (date of contract)	14,000	5,855	No	Market price
Daqing 242	22 December 2004 (date of contract)	24,840	9,179	Yes	Market price
Ninghe	22 December 2004 (date of contract)	57,131	51,462	Yes	Market price
Daqing 231	27 June 2005 (date of contract)	15,925	14,004	Yes	Market price
Daqing 49	*29 July 2005 (date of contract)*	13,360	12,052	*Yes*	*Market price*
Daqing 50	9 September 2005 (date of contract)	12,207	10,757	Yes	Market price

Prosperts

It is estimated that the world economy will sustain a steady improvement in 2006, Chinese economy will also maintain progressive growth and the shipping market demand will remain at a high level maintaining its momentum in 2005.

In terms of oil transportation, the International Energy and Source Organization estimated that the world average daily demand of crude oil would increase by 2.2 per cent in 2006 as compared with 2005, which will stimulate an increase of 3 per cent in the oil shipping demand throughout the world. However, the growth of the capacity of the tanker fleet will sustain an increase of 5 per cent. On the other hand, the domestic petroleum consumption in the PRC will sustain a steady improvement. As a result, the volume of imported crude oil and the output of the offshore oil in the PRC will keep on growing. In general, the demand and supply of capacity of the tanker fleet in the PRC is balanced, and it is possible that the shipping capacity of the tankers is short of supply in peak seasons.

The seven new tankers with total capacity of 686,000 tons came into operation in 2005, and another three new tankers totaling 192,000 tons will be delivered in operation in 2006, which will further upgrade the scale benefit of the Group's tanker fleet. The adjustment to the Group's fleet composition has turned out to be initially effective. According to the news released by the National Development and Reform Commission of the PRC, the four crude oil storage bases will be completed in succession from 2006. The Group will pay special attention to the oil reserve strategy of the PRC, and expand its oil tanker fleet by various means and channels at proper time. The Group expects to become one of the top shipping companies with 10 to 12 VLCC by 2010. On the other hand, the Company will make efforts in enhancing long-standing cooperation with its major customers, so as to stabilize and increase its market share in both the domestic oil shipping market and the imported crude oil shipping market.

In 2006, the shipping capacity of dry bulk carriers is estimated to increase by 7.5 per cent as compared with present. It is expected that the international dry bulk transportation market will become reasonable, due to the quick growth of shipping capacity, the declining support of the economic growth of the PRC and other uncertainties in the international shipping market. The Group will keep focusing on the domestic thermal coal shipment, thereby further enhancing its market share. At present, the Group has entered into all the contracts for shipment of thermal coal for 2006, and the average shipping rates decreased by about 3.35 per cent as compared with 2005.

It is estimated that the oil price will remain at a high level, which will add to the fuel costs of the Group. The Group will make much effort in strengthening the management of fuel purchase, purchasing some fuel as a hedge against the rises in fuel prices at proper time, and enhancing the management and monitoring over the fuel quality. The Group will further implement and improve the bunker surcharge mechanism related to the COA contracts with its customers, so as to reduce the adverse effect arising from the rising oil prices. In addition, the Group will proactively take effective measures to control other operating costs so as to fulfill the profit target for 2006 set by the Board.

Results, dividends and closure of the H Share register

The net profit of the Company for 2005, which as determined in accordance with PRC GAAP, was Rmb2,691,090,000 of which 10% will be transferred to the statutory surplus reserve, and another 10% will be transferred to the statutory public welfare fund. According to the relevant laws and regulations, the Company's reserves available for distribution are determined based on the lower of the amount determined under PRC GAAP and the amount determined under HK GAAP.

The directors recommend the payment of a final dividend of Rmb0.30 per share in respect of the year to shareholders on the register of members at the close of business on 26 April 2006. There was no arrangement under which a shareholder of the Company has waived or agreed to waive any dividends. This recommendation has been incorporated in the financial statements as an allocation of retained profits within the equity section of the balance sheet.

The H Share register of the Company will be closed from Thursday, 27 April 2006 to Friday, 26 May 2006 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose names appear on the Company's Register of Members at the close of business on Wednesday, 26 April 2006, are entitled to attend and vote at the Annual General Meeting after completing the registration procedures for attending the meeting.

Issued capital

	Group and Company			
	2005	2005	2004	2004
	Number of shares	*Rmb'000*	*Number of shares*	*Rmb'000*
Registered, issued and fully paid				
State-owned legal person				
Shares/ A Shares of Rmb1.00 each	1,578,500,000	1,578,500	1,680,000,000	1,680,000
H shares of Rmb1.00 each	1,296,000,000	1,296,000	1,296,000,000	1,296,000
Listed A shares of Rmb1.00 each	451,500,000	451,500	350,000,000	350,000
	3,326,000,000	3,326,000	3,326,000,000	3,326,000

During 2005, the PRC Government launched its Revised State Share Reform which aims to convert the non-listed state-owned shares into listed A shares. On 23 December 2005, the Company received approval from the Ministry of Commerce for its Revised State Share Reform proposal. According to the approval, a total of 101,500,000 state-owned shares were converted into listed A shares, which were then allotted to the existing A shares holders on a 2.9 share per 10 share basis as consideration for agreeing by the Company's controlling shareholder, China Shipping (Group) Company ("China Shipping Group") to make all the state-owned shares marketable.

China Shipping Group made the following commitments in respect of the state-owned shares, that:

i) they should not be listed or sold within a period of 12 months from 30 December 2005;

ii) they should not be sold on the Shanghai Stock Exchange within a period of 36 months from 30 December 2005; and

iii) the selling price should not be lower than Rmb9.38 per share within a period of 24 months from the end of 2008.

Substantial shareholders' interests in shares and underlying shares

As at 31 December 2005, the following shareholders held 5% or more of the nominal value of any class of share capital of the Company, carrying rights to vote in all circumstances at any shareholders' general meeting of the Company, according to the register of interests in shares required to be kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance (the "SFO"):

Name of substantial shareholder	Class of shares	Number of shares	Percentage of the total number of the relevant class shares	Percentage of the total number of issued shares
China Shipping (Group) Company	A shares	1,578,500,000 (long)	77.76%	47.46%
HSBC Halbis Partners (Hong Kong) Limited	H shares	98,404,000 (long)	7.59%	2.96%
JP Morgan Chase & Co	H shares	68,685,000 (pool)	5.30%	2.07%
	H shares	33,197,000 (pool)	2.56%	1.00%
UBS AG	H shares	65,110,110 (long)	5.02%	1.96%
	H shares	354,000 (short)	0.03%	0.01%

Note: "Long" means long position; "Short" means short position; "Pool" Means lending pool.

Save as disclosed above, as at *31 December 2005*, no person had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

Medical insurance scheme

As required by regulations of the local government effective 1 July 2001, the Company participates in a defined contribution medical insurance scheme organised by local social security authorities. Under the scheme, the Company is required to make monthly contributions at the rate of 12% of the total salaries of the employees, after certain adjustments on individual employee's salary in accordance with applicable regulations. In addition, pursuant to the aforementioned regulations, the contributions are charged to staff welfare payable accrued by the Company. The Company has no obligation for the payment of medical benefits beyond such contributions to the registered insurance companies.

Pension scheme

The Group is required to contribute to a pension scheme (the "Scheme") for the eligible employees. Under the Scheme, the Group's retirement benefit obligations to its existing and future retiring employees is limited to its annual contributions equivalent to 22.5% (2004: 22.5%) of the basic salaries of the Group's employees, after certain adjustments on individual employees' salaries in accordance with applicable regulations. Contributions by the Group to the Scheme for the year ended 31 December 2005 amounted to Rmb78,612,000 (2004: Rmb64,935,000).

Directors', supervisors' interests and short positions in shares and underlying shares of the Company

As at 31 December 2005, none of the directors, supervisors, chief executive or their associates had registered an interest or short position in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Purchase, redemption or sale of listed securities of the Company

Neither the Company nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

Compliance with the code of Corporate Governance Practice

The Company has not adopted a code for securities transactions on terms no less exacting than the required standard of the Model Code for Securities Transactions by the Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Following specific enquiry with the Directors, the Company has confirmed that each of the Directors complied with the required standard set out in the Model Code regarding securities transactions by the Directors.

Save for the above, the Company has complied throughout the year ended 31 December 2005 with the Code Provisions set out in the Code on Corporate Governence Practice contained in Appendix 14 of the Listing Rules.

Further information is set out in the Corporate Governance Report contained in the annual report for 2005.

Audit Committee

In compliance with Rule 3.21 of the Listing Rules, the Company has established an audit committee to review the financial reporting procedures and internal control and to provide guidance thereto. The audit committee of the Company comprises 3 independent non-executive Directors. During the Reporting Period, the Committee convened two meetings.

The Audit Committee has reviewed the annual results of the Group during the Reporting Period.

Board of Directors

As at 31 December 2005, the board of directors of the Company comprised of 8 directors. The members were as follows:

Chairman:
Mr. Li Shaode

Executive Directors:
Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kunhe

Independent non-executive directors:
Mr. Xie Rong, Mr. Hu Hongguo and Mr. Zhou Zhanqun

PUBLICATION OF ANNUAL RESULTS ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

An annual report of the Company containing all the financial and relevant information required by paragraphs 7 to 35 of Appendix 16 to the Hong Kong Listing Rules of the Hong Kong Stock Exchange will be posted on the website of the Hong Kong Stock Exchange in due course.

The financial information set out above does not constitute the Company's statutory financial statements for the years ended December 31, 2004 and 2005, but is derived from the consolidated financial statements prepared in accordance with accounting principles generally accepted in Hong Kong and complies with accounting standards issued by the HKICPA. Those consolidated financial statements for the year ended December 31, 2005, which contain an unqualified auditors' report, will be delivered to the Registrar of Companies, and delivered to shareholders as well as made available on the Company's website at http://www.cnshippingdev.com.

By order of the Board
Li Shaode
Chairman

28 March 2006
Shanghai, the PRC

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Hongguo and Mr. Zhou Zhanqun as independent non-executive directors.*

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：**1138**)

截至2005年12月31日止年度全年業績

中海發展股份有限公司（「**本公司**」）董事會（「**董事會**」）欣然報告本公司及其附屬公司（「**本集團**」）截至2005年12月31日止2005年度（「**報告期內**」）業績，連同截至2004年12月31日止年度的比較數字。此份業績報告經本公司境外核數師安永會計師事務所（香港註冊會計師）審計。

一、 主要財務數據和統計數字摘要

經安永會計師事務所審核的本集團於本報告期內的經營業績，連同截至2004年12月31日止年度內的業績比較如下：

綜合損益表

		截至十二月三十一日止年度	
		二零零五年	二零零四年
項目	*附註*	*人民幣千元*	*人民幣千元*
			(重新列示)
營業額	4	8,515,191	6,452,479
經營成本		(5,155,273)	(4,017,284)
毛利		3,359,918	2,435,195
其他收入及收益		266,186	212,944
管理費用		(253,295)	(237,654)
其他費用		(90,699)	(150,182)
融資費用		(135,593)	(106,012)
除税前溢利		3,146,517	2,154,291
税項	5	(452,639)	(308,674)
股東年內溢利		2,693,878	1,845,617

應佔溢利：			
母公司股東		2,691,200	1,844,527
少數股東權益		2,678	1,090
		2,693,878	1,845,617
股息			
擬派之末期股息	6	997,800	498,900
母公司股東之每股盈利	7	人民幣80.91分	人民幣55.46分

綜合資產負債表

	於十二月三十一日	
	二零零五年	**二零零四年**
	人民幣千元	*人民幣千元*
		(重新列示)
非流動資產		
物業、廠房及設備	11,468,121	9,738,048
可供出售之股本投資／長期投資	4,000	4,000
遞延職工費用	58,117	70,901
遞延税款	20,795	20,860
負商譽	–	(1,386)
非流動資產合計	11,551,033	9,832,423
流動資產		
燃油存貨	266,701	146,252
應收帳款及應收票據	227,913	157,205
預付款項、按金及其他應收款	163,783	270,078
現金及現金等價物	1,177,927	1,312,646
流動資產合計	1,836,324	1,886,181

流動負債		
應付帳款	216,888	165,008
應付所得稅	41,417	44,449
其他應付款及應計負債	519,315	503,405
銀行、其他計息貸款及應償融資租款即期部分	295,641	410,109
	1,073,261	1,122,971
流動資產淨值	763,063	763,210
總資產減流動負債	12,314,096	10,595,633
長期負債		
銀行、其他計息貸款及應償融資租款	1,440,406	1,924,262
長期負債合計	1,440,406	1,924,262
淨資產	10,873,690	8,671,371
權益		
母公司股東應佔權益		
股本	3,326,000	3,326,000
儲備	6,524,921	4,834,180
擬派末期股息	997,800	498,900
	10,848,721	8,659,080
少數股東權益	24,969	12,291
權益合計	10,873,690	8,671,371

按照香港一般採納的會計準則和中國會計準則編製財務報告之差異

本集團已按照中國會計準則編製一份截至二零零五年十二月三十一日止年度的財務報告。分別按照中國會計準則和香港一般採納的會計準則編製財務報告的主要差異載列如下:

	二零零五年 *人民幣千元*	二零零四年 *人民幣千元*
按照香港一般採納的會計準則編製的年度母公司股東應佔溢利	2,691,200	1,844,527
調整折舊、出售船舶溢利、遞延職工費用和其他差異	23,023	47,547
按照中國會計準則編製的年度母公司股東應佔溢利	2,714,223	1,892,074
按照香港一般採納的會計準則編製的母公司股東應佔權益	10,848,721	8,659,080
調整重估溢價、折舊、出售船舶溢利、遞延職工費用和其他差異	(137,497)	(134,783)
按照中國會計準則編製的母公司股東應佔權益	10,711,224	8,524,297

附註：

1.1 **編製基準**

本財務報表乃按照香港會計師公會頒佈的香港財務滙報準則(「香港財務滙報準則」，同時包括香港會計準則及詮釋)、香港一般採納之會計原則及香港公司條例之披露規定而編製。除已在下文進一步闡述的部分物業、廠房及設備及非上市權益性投資之計價外，本財務報告按歷史成本法編製。此等財務報表以人民幣呈報，另有注明者除外，所有金額均調整至最接近的千元。

1.2 **綜合基準**

綜合財務報告包括本公司及其附屬公司截至二零零五年十二月三十一日止年度之財務報告。本年內收購或出售之附屬公司之業績，均分別自該等公司實際被收購日期起綜合計算，或計算至其實際被出售日止。本集團公司間之所有重大交易及結存均已於編製綜合報告時抵銷。

少數股東權益乃指外部股東就本公司附屬公司之經營業績及淨資產之享有份額。

2. 新頒佈及經修訂香港財務滙報準則之影響

以下為影響本集團的新頒佈及經修訂之香港財務滙報準則，於本年度財務報告中首次採納：

- 香港會計準則第1號　財務報表的列報
- 香港會計準則第2號　存貨
- 香港會計準則第7號　現金流量表
- 香港會計準則第8號　會計政策、會計估計的變更及差錯
- 香港會計準則第10號　資產負債表日後事項
- 香港會計準則第11號　建築合約
- 香港會計準則第12號　所得稅
- 香港會計準則第14號　分部報告
- 香港會計準則第16號　物業、廠房及設備
- 香港會計準則第17號　租賃
- 香港會計準則第18號　收入
- 香港會計準則第19號　僱員福利
- 香港會計準則第20號　政府補助的會計和政府援助的披露
- 香港會計準則第21號　滙率變動的影響
- 香港會計準則第23號　借貸成本
- 香港會計準則第24號　關聯方披露
- 香港會計準則第27號　合併及單體財務報告
- 香港會計準則第28號　於聯營公司投資
- 香港會計準則第31號　於合營公司權益
- 香港會計準則第32號　金融工具：披露和列報
- 香港會計準則第33號　每股盈利
- 香港會計準則第36號　資產減值
- 香港會計準則第37號　準備，或有負債和或有資產
- 香港會計準則第38號　無形資產
- 香港會計準則第39號　金融工具：確認及計量
- 香港會計準則第39號修訂　財務資產和財務負債的過渡和初步確認
- 香港會計準則第40號　投資物業
- 香港財務滙報準則第2號　基於股權的償付
- 香港財務滙報準則第3號　企業合併
- 香港財務滙報準則第5號　持作出售的非流動資產和已經終止經營業務
- 香港(準則詮釋委員會)—詮釋第21號　所得稅－重估非折舊性資產的恢復
- 香港—詮釋第4號　租賃－關於香港土地租賃之租賃期期限決定

採納香港會計準則第2號、7號、8號、10號、11號、12號、14號、17號、18號、19號、20號、21號、23號、24號、27號、28號、33號、37號、38號、40號、香港財務滙報準則第2號、5號、香港(準則詮釋委員會)－詮釋第21號及香港－詮釋第4號對本集團、本公司會計政策及本集團、本公司財務報表中的計算方法沒有重大影響。

香港會計準則第1號影響少數股東權益在綜合資產負債表，綜合損益表，綜合權益變動表的呈列方式及其他相關披露。於以前年度本集團之合營公司稅賦已作為集團稅賦的一部分列示在綜合損益表內。採納香港會計準則第1號後，本集團在取得合營公司後的溢利已在抵消集團應佔合營公司稅賦後列示。

採納其他香港財務呈報準則後之影響概述如下：

(a) **香港會計準則第32號及第39號——金融工具**

股本證券

在以前年度，本集團將非交易股本證券投資作為長期投資，並將其收益及損失以個別認定法按公允價值在投資重估盈餘變動中予以確認。採納香港會計準則第39號後，作為過渡安排，本集團截至於二零零五年一月一日持有的價值人民幣4,000,000元的證券投資被指定為可供出售投資，並以公允價值呈列，其收益及損失作為股本權益的單獨組成部分直至終止確認或發生期後減值。

採納香港會計準則第39號後，本集團於股本證券之計量價值並無影響。

(b) **香港財務滙報準則第3號—企業合併及香港會計準則第36號—資產減值**

在以前年度，因收購產生的商譽應予以資本化並在預計可使用年限內按直線法攤銷，倘若有任何跡象表明減值時則需作資產減值測試。負商譽列示於資產負債表，若該負商譽與被收購公司的未來預計損失及費用相關，並於計畫收購時能夠被辨別及可靠地計量，則當該等損失及費用實現時則將負商譽作為收入計入綜合損益表；除此之外，負商譽於所取得之可折舊／攤銷資產的剩餘平均使用年限內，以合理的基礎系統地攤入綜合損益表。

採納香港財務滙報準則第3號及香港會計準則第36號後，因收購產生之商譽不再攤銷，但需每年（或當存在事件或環境變化表明帳面價值可能減值時）作資產減值檢查。任何已確認之商譽減值損失不可在以後期間轉回。

任何本集團分佔被收購單位可辨認資產、負債及或有負債之公允價值淨值超出該子公司及聯營公司之取得成本的部分（以前稱作「負商譽」），於重新評估其價值後立即計入當期損益表。

香港財務滙報準則第3號之過渡性條款要求本集團於二零零五年一月一日將負商譽帳面價值轉入期初留存利潤。

上述變更之影響在綜合股東權益變動表中反映。根據香港財務滙報準則第3號之過渡性條款，比較資料不須重述。

(c) **會計準則第31號—於合營公司權益**

採納香港會計準則第31號後，本集團可採納比例合併法處理於合營公司之投資。本集團已決定將於合營公司投資之會計政策由原來的權益法變更為比例合併法。本集團已按追溯法反映該等會計政策的變更，在本財務報表按本集團對合營公司的投資比例確認相關的資產、負債、收入及費用。該會計處理對本集團截至二零零五年十二月三十一日止年度內之淨利潤及二零零五年十二月三十一日之淨資產並無影響。

(d) **會計準則第16號—物業、廠房及設備**

在以前年度，物業、廠房及設備在可使用年限內發生定期主要檢修以維持其持續使用所發生的成本於發生當年費用化，唯企業識別該主要檢修的支出是用來重置該資產的獨立部件，並已對此日後因檢修而重置或復原的部件計提折舊以反映其價值損耗（無論該資產以歷史成本或重估價值計價）除外。

採納香港會計準則第16號後，定期主要檢修發生的成本作為一項重置成本確認在該項物業、廠房及設備的賬面價值中，而不再考慮該資產的部件是否實際更換。前次檢修(區別於實物部件)的剩餘賬面價值終止確認，且不考慮前次檢修的成本是否在此資產購置或建造時已經被識別。

採納香港會計準則第16號導致本集團在損益表中分配主要檢修成本的會計處理發生改變。主要檢修所發生的成本予以資本化，並在下一主要檢修發生之前予以攤銷。當下次檢修在前次檢修的折舊期間尚未結束之前發生，前次檢修的成本予以即刻沖銷。此會計處理變更對本集團截至二零零五年十二月三十一日的權益及稅後溢利未產生重大影響。

3. **新頒佈但尚未生效香港財務滙報準則之影響**

本集團在財務報表中，並未提早採納以下已頒佈但尚未生效之新財務滙報準則。此等準則，除以下特別列明之外，於二零零六年一月一日或之後開始的會計期間生效：

香港會計準則第1號修訂	股本披露
香港會計準則第19號修訂	精算收益及損失、集團計劃及披露
香港會計準則第39號修訂	預期集團內交易的現金流量套期會計
香港會計準則第39號修訂	公允價值的選擇
香港會計準則第39號及香港財務滙報準則第4號修訂	財務擔保合約
香港財務滙報準則第1號、6號修訂	首次採用香港財務滙報準則及礦產資源的勘探與估價
香港財務滙報準則第6號	礦產資源的勘探與估價
香港財務滙報準則第7號	金融工具：披露
香港(國際財務報告準則)詮釋第4號	釐定安排是否包括租賃
香港(國際財務報告準則)詮釋第5號	對拆卸，復原及環境復原基金所產生權益的權利
香港(國際財務報告準則)詮釋第6號	參與特定市場廢物電業及電子設備所產生之負債

香港會計準則第1號修訂適用於二零零七年一月一日或該日後開始的年度。經修訂準則將影響下列各項的披露：有關本集團管理資本的目標、政策及程式等非量化資料、有關本公司資本認定的量化數據、對任何資本要求的遵行情形、以及任何不合規情況的後果。

香港財務滙報準則第7號將取代香港會計準則第32號，並修訂了香港會計準則第32號有關金融工具的披露要求。這項香港財務報告準則將從二零零七年一月一日或以後年度起執行。

除以上說明外，本集團認為採納此等準則對本集團進行首次應用的財務報告無重大影響。

4. **營業額**

營業額為運輸業務收入經扣除營業稅後的收入毛額。根據各項中國稅務法規，從中國港口開出航班的航運業務收入及期租船服務收入均應課3%的營業稅。本年度自損益表中扣除的營業稅為人民幣184,962,000元(二零零四年：人民幣147,778,000元)。

營業額分析如下：

	本集團	
	二零零五年	二零零四年
	人民幣千元	人民幣千元
		(重新列示)
營業額		
油品運輸	4,604,473	3,673,786
煤炭運輸	2,992,241	2,036,748
其他乾散貨運輸	918,477	741,945
	8,515,191	6,452,479

5. **稅項**

根據一九九八年十月八日上海市國家稅務局及上海市財政局發布的1998(250)號文件規定，本公司自一九九八年一月一日起享受15%的所得稅優惠稅率。於本年度，中國所得稅按估計應納稅所得額的15%作出準備(二零零四年：15%)。

本年度內概無在香港取得應納稅收益，故未對其作出香港利得稅準備(二零零四年：無)。如有其他地方應課稅溢利之稅項已按本集團經營業務國家之適用稅率計算(需符合有關國家之稅務法規、習慣及理解)。

	本集團	
	二零零五年	二零零四年
	人民幣千元	人民幣千元
		(重新列示)
本集團：		
香港	–	–
中國		
當年稅項	455,370	314,670
以前年度多計稅項	(2,796)	(2,587)
遞延稅款	65	(3,409)
本年稅項	452,639	308,674

稅項支出應用於除稅前會計溢利以本公司及其附屬公司及聯營公司所註冊國家之法定稅率計算與稅項支出應用於除稅前會計溢利以實際稅率計算之對賬，及適用稅率與實際稅率對賬如下：

	二零零五年		二零零四年	
	人民幣千元	%	*人民幣千元*	%
稅前收益	3,146,517		2,154,291	
適用於法定稅率的稅賦	471,978	15.0	323,144	15.0
以前期間納稅調整	(2,796)	(0.1)	(2,587)	(0.1)
合營公司稅賦	(11,505)	(0.4)	(7,731)	(0.4)
不可稅前列支的費用之稅賦影響	12,752	0.4	3,483	0.2
免稅收入	(17,790)	(0.5)	(7,635)	(0.4)
本集團稅賦	452,639	14.4	308,674	14.3

6. **股息**

	二零零五年	二零零四年
	人民幣千元	*人民幣千元*
擬派末期股息－每普通股人民幣0.30元 （二零零四年：每普通股人民幣0.15元）	997,800	498,900

擬派的末期股息需經即將召開的股東周年大會批准後生效。

7. **每股盈利**

每股基本盈利乃按母公司股東應佔溢利人民幣2,691,200,000元（二零零四年：人民幣1,844,527,000元）及本年內已發行股份3,326,000,000股（二零零四年：3,326,000,000股）計算。

二零零五年和二零零四年概無攤薄股份的事件，故並無計算每股攤薄盈利。

管理層討論與分析

2005年業務回顧

本集團之業務包括投資控股、中國沿海和國際石油、煤炭及其他干散貨物運輸。

(一) 報告期內航運市場分析

2005年，世界經濟繼續保持增長態勢，海運貿易總體比較活躍，但波動較大；我國經濟在宏觀政策調整中繼續穩步增長，GDP同比增長9.9%。

據國際能源機構統計，2005年全球石油需求量同比增加1.3%，國際油輪船隊增長6.9%，因此，國際原油運價指數BDTI全年平均點數比2004年下降15.9%，而反映中東-日本航線的VLCC運價的WS指數同比下降30.2%。

2005年，國際乾散貨運輸市場呈現前高後低、見頂回調的特點。BDI指數全年平均3371點，同比下降25.3%。受國家宏觀調控政策的影響，煤炭需求增長放緩，加上進入沿海散貨市場的運力增加，沿海散貨運輸市場開始回調。

2005年，受美元貶值、中東局勢不穩等因素的影響，全年國際油價總體維持高位運行，給航運企業造成很大的成本壓力。

面對複雜的國內外航運市場環境，本集團堅持以油品和國內沿海電煤運輸業務為核心，及時調整經營策略，做好新增運力的航次安排，經營業績再創歷史新高。

(二) 主營業務分析

2005年本集團運輸生產保持穩定增長，完成運輸周轉量1592.4億噸海哩，同比增長33.2%；主營業務收入85.15億元(經扣除營業税及附加)，同比增長31.96%；主營業務利潤33.60億元，同比增長37.97%；毛利率為39.46%，同比上升1.72個百分點；實現淨利潤26.94億元，每股收益0.8091元，同比增長45.89%。

主營業務分運輸品種情況表(單位：人民幣千元)

	營業額	經營成本	毛利率(%)	營業額比上年同期增減(%)	營業成本比上年同期增減(%)	毛利率比上年同期增減(%)
油品運輸	4,604,473	2,877,578	37.50	25.33	23.87	1.98
煤炭運輸	2,992,241	1,854,124	38.04	46.91	36.28	14.58
其他干散貨運輸	918,477	423,571	53.88	23.79	26.94	(2.09)

主營業務分地區情況表(單位：人民幣千元)

地區	營業額	營業額比上年同期增減(%)
國內運輸	5,127,511	26.61
國際運輸	3,387,680	41.00

1. 油品運輸

石油運輸是本集團的支柱業務，也是重點發展的業務。2005年，面對內外貿油運市場情況的變化，本集團積極調整運輸結構，加大市場開拓力度，同時，努力克服甬滬寧管道分流進口中轉油運輸、外貿運價波動等困難，取得了良好的經濟效益。本集團全年共完成油品運輸周轉量800億噸海哩，實現收入46.04億元人民幣，同比分別增長51%和25.3%。

在內貿油品運輸市場上，針對海洋石油產量增幅較大的特點，本集團加強與中國海洋石油總公司(「中海油」)的溝通，充分發揮船隊規模經營的優勢，進一步鞏固了海洋油的市場份額。2005年，本集團完成海洋油運輸周轉量108億噸海里，收入10.23億元，同比分別增長11.8%和12.9%；而受甬滬寧管道分流影響，全年完成進口中轉油運輸周轉量43.6億噸海哩，同比基本持平，收入6.7億元，同比下降12.9%。同時，本集團抓緊內貿成品油市場需求增加的時機，加大運力投放，並適當提高運價，全年共完成運輸周轉量43.2億噸海哩，實現收入3.94億元，同比分別增長48.4%和55.5%。

在外貿油運市場上，面對VLCC運價大幅波動、中小型油輪運價相對平穩的市場特點，本集團採取相應對策，保持了外貿運輸收入的穩步上升，報告期內本集團外貿油運收入佔油運總收入的54.5%。2005年，本集團切實做好7艘新增油船的航線安排，積極拓展進出口油品運輸和第三國運輸，取得了較好收益。全年共完成外貿油品運輸周轉量604.7億噸海哩，實現收入25.1億元，同比分別增長69.5%和36.5%。其中兩艘新增的VLCC實現收入3.21億元，實現毛利1.6億元。

2. 煤炭運輸

2005年，受國家宏觀調控和雨量充足、水電增加等因素影響，國內電煤運輸呈現出季節性波動和市場向下調整的特點。本集團根據貨源情況充分平衡內外貿運力調配，並針對油價上漲對部分航線徵收燃油附加費，經濟效益保持平穩增長。全年累計完成煤炭運輸周轉量564億噸海哩，收入29.92億元，比去年同期分別增長15.2%和46.9%。

3. 其他乾散貨運輸

2005年以來外貿乾散貨運輸市場呈下滑趨勢，但由於本集團前期簽訂的外貿合同租金水平相對較高，因此其他乾散貨收入仍取得一定增長。全年共完成運輸周轉量228.2億噸海哩，收入9.18億元，同比分別增加15.8%和23.8%。

(三) 主營業務成本分析

在本集團運輸收入大幅增長的同時，儘管面臨油價高企等困難，本集團通過加強成本管理，努力控制運輸成本增幅，全年共發生主營業務成本51.55億元，同比增長28.3%，低於主營業務收入32.0%的增幅。

主要運輸成本分析如下：

1. 燃油成本

2005年國際油價總體高位運行，給本集團造成很大的成本壓力，全年燃油費19.41億元，同比增長47.1%，佔總成本的37.6%，同比上升4.8個百分點。隨著老舊船舶逐步淘汰、新船逐步投運，節油力度進一步增強。在周轉量同比增長30.9%情況下，公司燃油消耗同比僅增長16.5%，每千噸海里燃油單耗同比下降10.8%。

2. 港口成本

國內港口自2005年8月份實施價格調整方案，本集團內貿港口費率隨之提高，全年發生港口費4.83億元，同比增加7.5%，佔總成本的9.4%。

3. 人工成本

全年本集團人工成本共5.53億元，同比增長17.0%，佔總成本的10.7%。

4. 折舊

由於2005年本集團共有13艘新船陸續投入運營，本集團全年發生折舊費8.81億元，同比增長21.9%，佔總成本的17.1%。

5. 修理費

全年本集團發生修理費4.37億元，同比上升24.7%，佔總成本的8.5%。

（四）財務分析

1. 現金流入淨額

本集團於本報告期內經營業務的現金流入淨額為人民幣3,677,542,000元，較上年同期人民幣2,851,188,000元，增長29%。上升的主要原因是：主營業務增加，資金回收良好。

2. 資本承擔

於2005年12月31日，本集團的資本承擔為人民幣1,982,864,000元（2004年12月31日：人民幣4,381,222,000元）。其資金來源主要為公司自有資金和銀行借款。

3. 資本結構

於2005年12月31日，本集團股東權益、銀行及其它計息借款、以及應償融資租款分別為人民幣10,873,690,000元、人民幣1,579,970,000元及人民幣156,077,000元。負債權益比率為23%（2004年12月31日：35%）。

董事會認為，本集團之負債權益比率維持在合理水平，本集團在未來的進一步發展中仍然存在債務融資空間。

4. 借款

於2005年12月31日，本集團（不包括合營公司）的借款總額（不包括應償融資租款）達人民幣1,579,970,000元；應於一年內償還的借款部份為人民幣233,225,000元。人民幣1,579,970,000元以本公司擁有的19艘船舶作為抵押。於2005年12月31日，該等船舶的資產淨值為人民幣2,249,791,000元。該等貸款年息為5.184%-6.12%。本集團的資產負債比率（本集團的總負債除以總資產）為18.8%。

5. 外滙風險

於2005年12月31日，本集團的外幣負債主要包括相等於約人民幣64,979,000元的歐元的應償融資租款。此外，本公司須以港幣支付H股的股息。

本集團的外貿運輸營業額以美元計價和結算。隨著本集團外貿業務比重的增加，滙率變化將對本集團的效益產生一定影響。因此，針對滙率制度的變化，本集團下一步將研究新的滙率機制給航運企業帶來的影響，積極採取有效措施，規避滙率風險。

6. 管理費用

本集團全年發生管理費用2.53億元，同比增長6.6%。

7. 融資費用

本集團全年發生融資費用1.36億元，同比增長27.9%。

(五) 重大資產出售或處置事項

(單位：人民幣千元)

被出售資產	出售時間	出售價格	出售產生的損益	是否為關聯交易	定價原則
大慶218	2005年2月26日(合同簽約時間)	14,000	5,855	否	市場價
大慶242	2004年12月22日(合同簽約時間)	24,840	9,179	是	市場價
寧河	2004年12月22日(合同簽約時間)	57,131	51,462	是	市場價
大慶231	2005年6月27日(合同簽約時間)	15,925	14,004	是	市場價
大慶49	2005年7月29日(合同簽約時間)	13,360	12,052	是	市場價
大慶50	2005年9月9日(合同簽約時間)	12,207	10,757	是	市場價

(六) 業務前景

預計2006年全球經濟繼續保持平穩增長，中國經濟將保持較快增長，而航運市場整體上將在2005年的基礎上維持高位盤整。

石油運輸方面，國際能源機構預測2006年全球原油日均需求量將比2005年增加2.2%，由此可帶動全球原油海運需求小幅增長3%，而同期原油運力增長保持5%水平。2006年我國石油消費需求將繼續保持平穩增長態勢，石油進口量和內貿海洋油運量繼續平穩增長，國內油輪運力供求總體平衡，但仍有可能隨運輸貨量的季節性波動而出現階段性緊張局面。

本集團於2005年交付之7艘共68.6萬載重噸油輪業已全部投入使用，年內亦有3艘共19.2萬載重噸油輪將投入運營，規模效益進一步提升，船隊結構調整將初見成效。據國家發改委消息，我國四大石油儲備基地將從2006年起陸續竣工，本集團將繼續關注國家的石油儲備戰略，適時通過多種途徑擴充船隊規模，力爭到2010年形成擁有10-12艘VLCC的世界一流船隊，並努力與主要貨主建立長期穩定的戰略合作關係，進一步鞏固和擴大本集團在國內沿海油品運輸和我國進口油品運輸市場的份額。

2006年全球乾散貨船隊新增運力將達目前運力的7.5%，在新船交付提速、中國因素對乾散貨市場的支援力度有所減弱、市場的不確定性因素較多的大背景下，預計2006年國際乾散貨運輸市場走勢將理性回歸。本集團的乾散貨運輸將繼續堅持以電煤運輸為核心，努力提高國內沿海煤炭運輸市場佔有率。本集團2006年度電煤運輸合同已全部簽署完畢，平均運價比去年下降約3.35%。

預計2006年全球油價仍將處於高位，成本壓力依然很大，本集團將加強燃油採購供應管理，選擇適當時機鎖定油價，並加強油品質量管理和監控。本集團將繼續執行和完善COA合同燃油附加費機制，努力減少燃油價格攀升對本集團帶來的影響，同時切實落實節支措施，進一步作好其他各項成本控制，完成2006年度利潤目標。

業績及利潤分配預案

本公司二零零五年度按照國內會計準則計算實現淨利潤人民幣2,691,090,000元，按照10%的比例提取法定公積金，10%的比例提取法定公益金。惟根據有關法規，本公司可供分配的儲備數額乃按國內會計準則計算之數額與按香港一般採納之會計準則計算之數額兩者中較低值計算。

董事會建議向於2006年4月26日辦公時間完結時名列股東名冊內之股東，派發本年度之末期股息每股人民幣0.30元。概無任何本公司的股東已放棄或同意放棄任何股息的安排。該建議已作為一項利潤分配載入本財務報告中，列示在資產負債表的股本與儲備一欄。

股本

	本集團及本公司			
	二零零五年	二零零五年	二零零四年	二零零四年
	股份數目	*人民幣千元*	*股份數目*	*人民幣千元*
註冊、已發行及已繳足：				
國有法人股／「A」股，每股面值人民幣1.00元	1,578,500,000	1,578,500	1,680,000,000	1,680,000
「H」股，每股面值人民幣1.00元	1,296,000,000	1,296,000	1,296,000,000	1,296,000
「A」股，每股面值人民幣1.00元	451,500,000	451,500	350,000,000	350,000
	3,326,000,000	3,326,000	3,326,000,000	3,326,000

二零零五年，中華人民共和國政府頒佈了股權分置改革修訂案，旨在將非流通國有股轉化為流通A股。於二零零五年十二月二十三日，本公司股權分置改革方案修訂案獲得國家商務部批准。本公司控股股東中國海運（集團）總公司（「中海集團」）通過向全體A股股東以每10股股份支付2.9股股票作為合理對價（共計101,500,000股）以獲取流通權。

中海集團作出如下承諾：

(i) 所持有的公司的股份自二零零五年十二月三十日起，在十二個月內不上市交易或者轉讓；

(ii) 所持有的公司的股份自二零零五年十二月三十日起，在三十六個月內不通過上市交易方式出售；

(iii) 所持有的公司的股份自二零零五年十二月三十日起三十六個月後的二十四個月內，如果通過上市交易方式出售，則每股出售價格不低於9.38元。

主要股東於本公司股份之權益

於二零零五年十二月三十一日，按證券及期貨條例第336節，下列為記錄在由本公司存放權益登記冊內持有本公司在任何情況下的任何股東大會上具有投票表決權的任何性質之股份5%或以上者：

主要股東名稱	股份性質	所持有股份數目性質	持股量相對本公司持股量相對相同股份的概約百分比	己發行股本總額的概約百分比
中國海運(集團)總公司	A股	1,578,500,000 (long)	77.76%	47.46%
HSBC Asset Management (Hong Kong) Limited	H股	98,404,000 (long)	7.59%	2.96%
JP Morgan Chase & Co	H股	68,685,000 (pool)	5.30%	2.07%
	H股	33,197,000 (pool)	2.56%	1.00%
UBS AG	H股	65,110,110 (long)	5.02%	1.96%
	H股	354,000 (short)	0.03%	0.01%

附註： Long－長倉 Short－短倉 Pool－可供借出的股份

除上述情況外，沒有按證券公開權益條例第336節需記錄的於本公司擁有權益的個人。

醫療保險計劃

自二零零一年七月一日起，根據地方政府規定，本公司參加了由地方社會保障機構組織的醫療保險計劃。按此計劃，本公司需按員工基本工資的12%作出供款。同時，按上述計劃，這些供款從本公司預提的職工福利費中列支。除了供款給上述社會保障機構外，本公司並未與其他保險機構訂立付款義務。

退休金計劃

本集團需對一項退休福利計劃作出供款。按此計劃，本集團對現已退休及將會退休的員工之退休福利責任，除已退休員工之醫藥費之外，僅限於每年之供款。該每年度之供款相等於本集團員工本年度基本工資的22.5%(二零零四年：22.5%)。截至二零零五年十二月三十一日止年度，本集團就此計劃所交納之供款為人民幣78,612,000元(二零零四年：64,935,000元)。

董事及監事於本公司股份及相關股份之權益及淡倉

於二零零五年十二月三十一日概無董事、監事、主管人員及其關聯人士於本公司或任何一間聯營公司之股份及相關股份（根據證券公開權益條例第十五章的含義）中擁有利益或淡倉，或根據證券公開權益條例第三百五十二條之要求記錄在冊或根據上市公司董事進行證券交易之標準守則知會本公司及香港聯合交易所（「聯交所」）。

購買、贖回或出售本公司之上市證券

於本年內，本公司或本公司之附屬公司概無購買、贖回或出售任何本公司之上市證券。

遵守企業管制守則

在報告期內，本公司並無採納比香港聯合交易所有限公司上市規則（「上市規則」）附錄十所載《上市發行人董事進行證券交易的標準守則》（「標準守則」）所定標準更高的證券交易守則。經特別就董事作出查詢後，本公司確認，各董事已遵守標準守則所載有關董事進行證券交易所規定的標準。

除上述情況外，在報告期內本公司已遵守上市規則附錄十四所載之企業管治常規守則。

更多資訊載列於二零零五年年報之企業管治報告。

審核委員會

為符合上市規則第3.21條之規定，本公司已成立了審核委員會，以審核本集團之財務申報程式及內部監控並作出指導。本公司之審核委員會成員包括三名獨立非執行董事。在本報告期內，共召開了兩次會議。

審核委員會已審閱報告期內的全年業績。

董事會

截至2005年12月31日，本公司董事會由8名董事組成，成員如下：

主席：	李紹德先生
執行董事：	李紹德先生、王大雄先生、茅士家先生、姚作芝先生及王琨和先生
獨立非執行董事：	謝榮先生、胡鴻高先生及周佔群先生

近期公佈年報於香港聯交所網頁之情況

載有證券上市規則附錄十六第7至35段規定的所有財務及有關資料的本公司年報，將會於適當時候刊登在香港聯合交易所有限公司網頁。

上列財務資料節錄自本公司截至2004年及2005年12月31日止年度按照香港公認會計原則及香港會計師公會頒佈之會計標準編製之綜合財務報表，但該節錄本身並非法定財務報表。截至2005年12月31日止年度按照香港公認會計原則及香港會計師公會頒佈之會計標準編製之綜合財務報表(包括無保留意見之核數師報告)將會送交公司註冊處，並將寄送各股東及可於本公司之網址http://www.cnshippingdev.com下載。

承董事會命
中海發展股份有限公司
董事長
李紹德

2006年3月28日
中國上海

* *於刊登本公告日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、茅士家先生、姚作芝先生及王琨和先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周佑群先生所組成。*

請同時參閱本公布於香港經濟日報刊登的內容。

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in The People's Republic of China with limited liability)

(Stock Code: 1138)

Resolutions Passed at the Second Board Meeting of 2006

The Board is pleased to announce that the second Board meeting of 2006 was duly convened on 28 March 2006, during which the resolutions set out below were duly passed.

The board (the "Board") of directors of China Shipping Development Company Limited (the "Company") is pleased to announce that the second Board meeting (the "Meeting") of 2006 was held on 28 March 2006 at 700 Dong Da Ming Road, Shanghai, the People's Republic of China ("PRC").

A quorum of directors of the Company was present at the Meeting. Members of the supervisory committee and senior management were also present at the Meeting. The Meeting was chaired by Mr. Li Shaode, chairman of the Company. The Meeting was duly convened in accordance with the relevant provisions of the PRC Company Law and the articles of association of the Company. Resolutions relating to approval of the following matters which were considered and duly passed at the Meeting, include, inter alia:

1. the 2005 audited financial report of the Company;
2. the proposed 2005 profit distribution plan of the Company;
3. the 2005 report of the Board;
4. the remuneration of the directors and supervisors of the Company for 2006;
5. the reappointment of Shanghai Zhonghua Huyin C.P.A. and Ernst & Young as the domestic and international auditors of the Company for 2006 respectively;
6. the motion regarding the adoption of a model code for securities transactions by directors of listed issuers; and
7. the motion regarding the amendment to the existing Articles of Association of the Company, so as to reflect the change in the share capital structure following the accomplishment of the Revised State Share Reform in December 2005.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Board
China Shipping Development Company Limited
Li Shaode
Chairman

28 March 2006
Shanghai, the PRC

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in The People's Republic of China with limited liability)

(Stock Code: 1138)

Resolutions Passed at the Second Meeting of the 2006 Supervisory Committee

The Supervisory Committee is pleased to announce that the second meeting of the 2006 Supervisory Committee was duly convened on 28 March 2006, during which the resolutions set out below were duly passed.

The supervisory committee (the "Supervisory Committee") of China Shipping Development Company Limited (the "Company") is pleased to announce that the second meeting (the "Meeting") of the 2006 Supervisory Committee was held on 28 March 2006, at 700 Dong Da Ming Road, Shanghai, the People's Republic of China ("PRC").

A quorum of supervisors was present throughout the Meeting. The Meeting was chaired by Mr. Kou Laiqi. The Meeting was duly convened in accordance with the relevant provisions of the PRC Company Law and the articles of association of the Company. Resolutions relating to approval of the following matters which were considered and duly passed at the Meeting, include, inter alia:

1. the 2005 report of the Supervisory Committee;
2. the 2005 audited financial report of the Company; and
3. the proposed 2005 profit distribution plan of the Company.

The Supervisory Committee is of view that:

1. for the year ended 31 December 2005, the operation of the Company was in strict compliance with the PRC Company Law, the Company's articles of association and other applicable laws and regulations. The directors and the senior management of the Company have not contravened any PRC laws and regulations, and the Company's articles of association for discharging their respective duties; and
2. the connected transactions entered into by the Company or its subsidiaries were fair and reasonable, and under no circumstances were such transactions detrimental to the interests of the Company and its shareholders.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited). The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Supervisory Committee
China Shipping Development Company Limited
Kou Laiqi
Chairman of the Supervisory Committee

28 March 2006
Shanghai, the PRC

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

H56 經濟日報 29 MAR 2006

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：1138)

2006年第二次董事會會議通過之決議案

董事會欣然宣佈2006年第二次董事會會議已於2006年3月28日正式召開，下文所載之決議案已於會議期間內獲正式通過。

中海發展股份有限公司(「本公司」)之董事會(「董事會」)欣然公佈2006年第二次董事會會議(「該會議」)於2006年3月28日在中華人民共和國(「中國」)上海市東大名路700號召開。

本公司有法定董事人數出席該會議。監事會成員和高級管理人員亦出席了該會議。該會議由本公司董事長李紹德先生主持。該會議根據中國《公司法》和本公司《公司章程》之有關規定正式召開。該會議審議並正式通過了有關批准下列事項之決議案，其中包括：

一、本公司2005年度經審核的財務報告；

二、本公司2005年度利潤分配預案；

三、本公司2005年度董事會報告；

四、2006年度本公司董事及監事薪酬；

五、續聘上海眾華滬銀會計師事務所和安永會計師事務所分別為本公司2006年度境內外核數師；

六、關於制訂上市公司董事進行證券交易之標準守則的議案；及

七、修改本公司《公司章程》，以反映本公司於2005年12月完成股權分置改革後，公司股本結構發生的相應變更。

本公告乃遵照香港聯合交易所有限公司證券上市規則第13.09條之即時發放資料規定而作出。本公司之A股在上海證券交易所上市，上海證券交易所已要求本公司作出類似本公告之公告。

承董事會命
中海發展股份有限公司
董事長
李紹德

2006年3月28日
中國上海

* *於刊登本公告日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、茅士家先生、姚作芝先生及王琨和先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周佔群先生所組成。*

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：1138)

2006年第二次監事會會議通過之決議案

監事會欣然宣佈2006年第二次監事會會議已於2005年3月28日正式召開，下文所載之決議案已於會議期間內獲正式通過。

中海發展股份有限公司(「本公司」)之監事會(「監事會」)欣然公佈2006年第二次監事會會議(「該會議」)於2006年3月28日在中華人民共和國(「中國」)上海市東大名路700號召開。

有法定監事人數全程出席該會議。該會議由寇來起先生主持。該會議根據中國《公司法》和本公司之公司章程之有關規定正式召開。該會議審議並正式通過了有關批准下列事項之決議案，其中包括：

一、2005年度監事會工作報告；

二、本公司2005年度經審核的財務報告；及

三、本公司2005年度利潤分配預案。

監事會認為：

一、截至2005年12月31日止年度，本公司營運嚴格按照中國《公司法》、本公司之公司章程及其他適用法律及法規進行規範運作，本公司董事及高級管理人員在履行職責時沒有違反中國法律及法規及本公司的公司章程；及

二、本公司或其附屬公司訂立之關聯交易屬公平合理，而在任何情況下該等交易並不損害本公司及其股東利益。

本公告乃遵照香港聯合交易所有限公司證券上市規則(「上市規則」)第13.09條之即時發放資料規定而作出。本公司之A股在上海證券交易所上市，上海證券交易所已要求本公司作出類似本公告之公告。

承監事會命
中海發展股份有限公司
監事會主席
寇來起

2005年3月28日
中國上海

* *於刊登本公告日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、茅士家先生、姚作芝先生及王琨和先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周佔群先生所組成。*

B6 SOUTH CHINA MORNING POST 29 MAR 2006

CHINA SHIPPING SEES RECORD NET INCOME

China Shipping Development, the nation's biggest oil carrier, posted a record profit for last year after it shipped more crude oil and coal to meet the country's rising industrial production.

Net income rose 46 per cent to 2.69 billion yuan from 1.84 billion yuan a year earlier, the Shanghai-based company said yesterday.

China Shipping, which operated 179 vessels at the end of June, carried 124.2 million tonnes of oil and other cargo last year, an increase of 10 per cent, according to the company's website.

The firm said it would pay a final dividend of 30 fen a share, compared with 15 fen in 2004. The stock fell 0.82 per cent to $6.05 before the results. *Bloomberg*